Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 27, 2017

Mr. Jay Williamson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 200 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 200”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 10, 2017, with respect to Amendment No. 200. Amendment No. 200 was filed on August 28, 2017 and included disclosure with respect to the SPDR® NYSE Technology ETF (formerly, SPDR® Morgan Stanley Technology ETF), SPDR® Bloomberg Barclays 1-3 Month T-Bill ETF, SPDR® Bloomberg Barclays High Yield Bond ETF, SPDR® Bloomberg Barclays Convertible Securities ETF, SPDR® SSGA US Large Cap Low Volatility Index ETF (formerly, SPDR Russell 1000 Low Volatility ETF) and SPDR® SSGA US Small Cap Low Volatility Index ETF (formerly, SPDR Russell 2000 Low Volatility ETF) (each, a “Fund” and together, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (each, an “SAI”) filed as part of Amendment No. 200.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 200.

All Funds

1.	Comment: The Staff notes that the cover letter to the 485(a) filed on August 28, 2017 indicated that the filing was being made to reflect revised investment strategies for certain Funds. Briefly explain how each strategy is changing and where and how you informed investors of the change. In responding, the Staff is looking to understand both the reasons for the change and how the ETF is changing. The Staff notes, for example, the index changes for the SPDR SSGA US Large Cap Low Volatility Index ETF and the SPDR SSGA US Small Cap Low Volatility Index ETF. Are there material differences in how the compositions of the new indexes are determined or how low volatility is calculated compared to the prior indexes? Are the portfolio holdings materially different in terms of market cap, sectors, geography, etc.? If so, where and how have you told investors about the material differences?

Response: With respect to the SPDR NYSE Technology ETF, effective September 11, 2017, the name of the Fund’s benchmark index was changed from the Morgan Stanley Technology Index to the NYSE Technology Index. This name change was brought about due to Morgan Stanley transferring management of the Index to the NYSE. The name change and transfer of management resulted in changes to the Fund’s name, ticker symbol, investment objective and principal investment strategy. Shareholders of the Fund were notified and provided a summary of these changes via a supplement dated August 29, 2017. The investment characteristics of the Index remain similar after the name change, with the noted change of using the NYSE’s sector/industry classification system rather than the GICS sector/industry classification.    At the time of the name change, there were no changes to the Index constituents or their weightings.

Effective December 13, 2016, each of the SPDR SSGA US Large Cap Low Volatility Index ETF and SPDR SSGA US Small Cap Low Volatility Index ETF changed its benchmark index from the Russell 1000 Low Volatility Index and Russell 2000 Low Volatility Index, respectively, to the SSGA US Large Cap Low Volatility Index and SSGA US Small Cap Low Volatility Index. These changes were brought about due to plans to terminate the two Russell Indexes, and resulted in changes to each Fund’s name, principal investment strategy and principal risks. Shareholders of each Fund were notified of these changes via a supplement dated December 12, 2016. The prior indexes were created by ranking by volatility companies in the Russell 1000 and Russell 2000 Indexes, respectively, and selecting the securities with the lowest volatilities, regardless of sector. The new indexes first categorize companies in the index universe into sectors, then rank companies within each sector based on volatility, and finally select the securities with the lowest volatilities within each sector. This results in the new indexes potentially having exposure to a larger number of sectors than the prior indexes. With respect to differences in calculating low volatility, the prior indexes reviewed historical volatility over the previous 250 days, while the new indexes review historical volatility over the previous 60 months. The SSGA US Large Cap Low Volatility Index and Russell 1000 Low Volatility Index both focus on U.S. large capitalization companies with low volatility. The SSGA US Small Cap Low Volatility Index and Russell 2000 Low Volatility Index both focus on U.S. small capitalization companies with low volatility. The supplement dated December 12, 2016 provided shareholders with information on the sectors that comprised a significant portion of each of the SSGA US Large Cap Low Volatility Index and SSGA US Small Cap Low Volatility Index as of November 30, 2016.

Effective October 2, 2017, the name of the SPDR Bloomberg Barclays Convertible Securities ETF’s underlying index changed from the Bloomberg Barclays U.S. Convertible Bond >$500MM Index to the Bloomberg Barclays U.S. Convertible Liquid Bond Index. At the same time, the methodology for the underlying index was also revised. In particular, the index eligibility criteria related to outstanding issue size of a security was revised from greater than $500 million to greater than $350 million, resulting in an increase in the number of eligible securities for inclusion in the index. This change resulted in updates to the Fund’s investment objective and principal investment strategy.    Shareholders of the Fund were notified of these changes via a supplement dated September 14, 2017. Although these changes resulted in an increase in the number of securities included in the Index, as of the effective date there were no material changes to the investment characteristics of the Index (sector allocations, credit quality and maturity range).

Effective June 1, 2017, the methodology for the SPDR Bloomberg Barclays High Yield Bond ETF’s underlying index, the Bloomberg Barclays High Yield Very Liquid Index, was revised. The methodology changes revised certain eligibility criteria for inclusion in the index and resulted in updates to the description of the methodology in the Fund’s principal investment strategies. Shareholders of the Fund were notified of these changes via a supplement dated May 30, 2017. These revisions did not result in material changes to the investment characteristics of the Index.

SPDR NYSE Technology ETF

2.	Comment: The Staff notes the Fund’s name includes a reference to “technology,” and as a result expects the Fund to comply with Rule 35d-1 with respect to the technology industry. It appears that while tracking the Index the Fund may simultaneously comply with Rule 35d-1. Please confirm whether the 80% policy tied to investing in the Index will also satisfy Rule 35d-1 and, if so, confirm your intention to periodically review to ensure continued compliance with Rule 35d-1.

Response: The Registrant confirms that the Fund intends for its policy to invest at least 80% of its total assets in its benchmark Index to also satisfy the requirements of Rule 35d-1, and the Registrant intends to periodically review the Fund’s continued compliance with Rule 35d-1.

3.	Comment: With respect to the “Annual Fund Operating Expenses” on page 1 of the Prospectus, please briefly explain how the “Other Expenses” amount of 0.00% was determined.

Response: The Fund has a unitary management fee arrangement pursuant to which the Adviser pays all expenses of the Fund other than certain expenses noted in the “Management” section (“excluded expenses”). Excluded expenses were zero during the Fund’s fiscal year and, therefore, Other Expenses are stated as 0.00% in the fee table.

4.	Comment: With respect to “The Fund’s Principal Investment Strategy,” the Staff notes that the Index includes technology-related stocks in the Consumer Discretionary sector. Please clarify how the Index determines whether a Consumer Discretionary sector company is technology-related. Provide examples in your response (e.g., examples of the types of companies).

Response: In determining whether a Consumer Discretionary sector company is technology-related, the Index Provider’s index committee first performs a qualitative assessment of all Consumer Discretionary sector companies. For example, the committee reviews how a company is structured, how it derives its revenues, and what the committee believes would happen if the technology element of the company were removed (i.e., whether the company would still exist). The index committee then votes to determine which Consumer Discretionary sector companies will be included in the Index. Examples of Consumer Discretionary sector companies that may be included in the Index are Netflix and Amazon.

5.	Comment: We note the Fund includes “Non-Diversification Risk” as a principal risk of the Fund. Please confirm that the Fund was also non-diversified when tracking the prior index (Morgan Stanley Technology Index).

Response: The Registrant confirms that the Fund was also non-diversified when tracking the Morgan Stanley Technology Index.

6.	Comment: With respect to the “Average Annual Total Returns” table included on page 3, please explain why the NYSE Technology Index meets the requirements of a broad-based index, or revise to include a suitable one. Please see footnote 21 and 23 of Investment Company Act Release No. IC-19382 (Apr. 6, 1993) (https://www.sec.gov/rules/final/33-6988.pdf).

Response: The Registrant confirms that the NYSE Technology Index meets the definition of “appropriate broad-based securities market index” found in Instruction 5 to Item 27(b)(7) of Form

N-1A.    Instruction 5 to Item 27(b)(7) states that “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index is sponsored by ICE Data Indices, LLC, which is not affiliated with the Fund, the investment adviser or principal underwriter.

7.	Comment: In the “Additional Strategies Information” section on page 5, the Staff notes the reference to investing in derivatives that have a similar investment profile as the Index. Please explain what types of derivatives the Fund will use and how the Fund will use them and confirm appropriate risk disclosures have been included.

Response: The Registrant expects that the Fund’s derivatives investments, if any, will consist of swaps, options and futures contracts. With respect to how the Fund will use derivatives, the Registrant notes the following disclosure currently included in the “Additional Strategies Information—Non-Principal Strategies” section under “Certain Other Investments” (emphasis added):

The Fund may invest in structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors such as the movement of a particular security or index), swaps, options and futures contracts. Swaps, options and futures contracts and structured notes may be used by the Fund in seeking performance that corresponds to its Index and in managing cash flows.

A discussion of the risks related to investments in derivatives is included in the “Non-Principal Risks” section.

8.	Comment: In the “Non-Principal Strategies” section on page 5, the disclosure under the “Lending of Securities” discussion states the Fund may “lend its portfolio securities in an amount not to exceed 40% of the value of its net assets via a securities lending program.” A fund’s securities lending program typically follows existing staff guidance, including published no-action letters. SEC guidance limits lending to 1/3 of a fund’s assets. Please explain why you believe it is appropriate to exceed this threshold or revise to comply with such threshold. Also, to the extent that the Fund or other funds in the same investment complex have regularly exceeded the 1/3 limit, please name such funds in your response, explain the prevalence of exceeding this limit, and explain why exceeding the limit was appropriate.

Response: The Registrant confirms each of its series will lend its portfolio securities consistent with the 33 1/3% limit noted in the comment. The Registrant understands the Staff’s position is that a Fund’s limitation on lending is determined with respect to a Fund’s total assets. The 40% limit imposed by the Fund is with respect to a Fund’s net assets. The Registrant believes that this limit is consistent with the 33 1/3% limit. By way of example, if a Fund with a $100 portfolio were to lend 40% of its net assets ($40), the Fund would receive collateral in an amount at least equal to the current market value of the securities loaned ($40), so that its total assets would equal at least $140.1 As a result, the amount of the Fund’s securities lending would represent at most ~28.5% of the Fund’s total assets.

[1]	In the Brinson Funds no-action letter, the Staff concluded “that when a fund lends its portfolio securities, the collateral (i.e., the cash or securities that the fund is obligated to return) can be included as part of the fund’s total assets in calculating the percentage of the fund’s total assets on loan” (The Brinson Funds, et al., SEC No-Action Letter (pub. avail. Nov. 25, 1997)).

The Registrant further notes that the fundamental policy included in the SAI with respect to loans restricts a Fund from making loans to another person except as permitted by the 1940 Act or other governing statute, by the Rules thereunder, or by the SEC or other regulatory agency with authority over the Fund. The disclosure following the investment restrictions states that the 1940 Act currently permits each Fund to loan up to 33 1/3% of its total assets.

9.	Comment: In the Non-Principal Risks section on page 10, please confirm the accuracy of the last sentence in the “Liquidity Risk” discussion.

Response: The following sentence has been removed from the “Liquidity Risk” discussion:

In some cases, due to unanticipated levels of illiquidity the Fund may choose to meet its redemption obligations wholly or in part by distributions of assets in-kind.

SPDR SSGA US Large Cap Low Volatility Index ETF

10.	Comment: In “The Fund’s Principal Investment Strategy” section, please revise the Index description for clarity. The Staff suggests the description begin by defining the initial universe, then explaining how constituents are selected from that universe, followed by an explanation about how the constituents are weighted and rebalanced.

Response: The third paragraph under “The Fund’s Principal Investment Strategy” has been revised as follows:

The Index is designed to measure the performance of the stocks of U.S. large capitalization companies that exhibit low volatility. Volatility is a statistical measurement of the magnitude of movements in a stock’s price over time. In selecting constituents from the Index Universe (defined herein), the Index utilizes a proprietary rules-based process that seeks to increase exposure to stocks in the Index Universe that exhibit low volatility. The initial universe of securities eligible for inclusion in the Index (the “Index Universe”) is comprised ~~The Index constituents are a subset~~ of the largest 1,000 U.S. stocks, based on market capitalization, listed on a U.S. national securities exchange that have trailing six-month average daily trading volumes of at least 250,000 shares and free float factors (proportion of issued shares of a company available to trade) greater than 50% as of the Index rebalance determination date. ~~This subset serves as the initial universe of eligible securities in the Index (the “Index Universe”). The Index utilizes a proprietary rules-based process that seeks to increase exposure to stocks in the Index Universe that exhibit low volatility.~~ Eligible ~~S~~stocks are assigned to a sector and ranked within each sector according to their volatility. A stock’s volatility is measured by the standard deviation of monthly total returns to that stock’s price over the trailing 5 years as of the Index rebalance determination date. For stocks with less than 5 years of monthly returns, volatility is measured by available monthly returns if the stock has at least 2.5 years of monthly returns or by the average volatility of stocks in the same sector in the Investment Universe if the stock has fewer than 2.5 years of monthly returns. For each sector, stocks with the lowest volatility whose combined free float sector market capitalization equals 30% are selected for inclusion in the Index, including the first stock that brings the combined sector market capitalization above 30%. The Index weights constituent securities such that securities with the lowest volatility receive the highest weights in the Index, subject to liquidity constraints limiting a constituent’s weighting in the Index to 5% and to 20 times the constituent’s weight within the Index

Universe. The Index rebalance determination date is 10 business days prior to the last business day of March. Index rebalancings are effective after the close of the last business day of March. As of August 31, 2017, a significant portion of the Index comprised companies in the financial and industrial sectors, although this may change from time to time. As of August 31, 2017, there were 150 securities in the Index.

11.	Comment: In “The Fund’s Principal Investment Strategy” section, please disclose the approximate market capitalization range of the Index and confirm it will be consistent with an investor’s expectations for a large-capitalization index.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes the “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections discuss the Fund’s focus on large-capitalization companies.

12.	Comment: Please provide a copy of the Index methodology white paper (email is fine).

Response: The Index methodology white paper will be provided supplementally.

13.	Comment: Please quantify the Index’s significant exposures to the financial and industrial sectors. Also, to the extent that tracking the Index will result in the Fund concentrating in one or more industries, please explain if they are the same as the prior index.

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised. As of December 9, 2016 more than 25% of the prior index consisted of companies in the financial sector. As of that date, 24.83% of the new index consisted of companies in the financial sector.

SPDR SSGA US Small Cap Low Volatility Index ETF

14.	Comment: In “The Fund’s Principal Investment Strategy” section, please revise the Index description for clarity. The Staff suggests the description begin by defining the initial universe, then explaining how constituents are selected from that universe, followed by an explanation about how the constituents are weighted and rebalanced.

Response: The third paragraph under “The Fund’s Principal Investment Strategy” has been revised as follows:

The Index is designed to measure the performance of the stocks of U.S. small capitalization companies that exhibit low volatility. Volatility is a statistical measurement of the magnitude of movements in a stock’s price over time. In selecting constituents from the Index Universe (defined herein), the Index utilizes a proprietary rules-based process that seeks to increase exposure to stocks in the Index Universe that exhibit low volatility. The initial universe of securities eligible for inclusion in the Index (the “Index Universe”) is comprised ~~The Index constituents are a subset~~ of the 2,000 U.S. stocks listed on a U.S. national securities exchange whose market capitalizations rank from 1,001 to 3,000 that have trailing six-month average daily trading volumes of at least 250,000 shares and free float factors (proportion of issued shares of a company available to trade) greater than 50% as of the Index rebalance determination date. ~~This subset serves as the initial universe of eligible securities in the Index (the “Index Universe”). The Index utilizes a proprietary rules-based process that seeks to increase exposure to stocks in the Index Universe that exhibit low volatility.~~ Eligible ~~S~~stocks are assigned to a sector and ranked within each sector according to their volatility. A stock’s volatility is measured by the standard deviation of monthly total returns to that stock’s price over the trailing 5 years as of the Index rebalance determination date. For stocks with less than 5 years of monthly returns, volatility is measured by available monthly returns if the stock has at least 2.5 years of monthly returns or by the average volatility of stocks in the same sector in the Investment Universe if the stock has fewer than 2.5 years of monthly returns. For each sector, stocks with the lowest volatility whose combined free float sector market capitalization equals 30% are selected for inclusion in the Index, including the first stock that brings the combined sector market capitalization above 30%. The Index weights constituent securities such that securities with the lowest volatility receive the highest weights in the Index, subject to liquidity constraints limiting a constituent’s weighting in the Index to 5% and to 20 times the constituent’s weight within the Index Universe. The Index rebalance determination date is 10 business days prior to the last business day of March. Index rebalancings are effective after the close of the last business day of March. As of August 31, 2017, a significant portion of the Index comprised companies in the financial sector, although this may change from time to time. As of August 31, 2017, there were 402 securities in the Index.

15.	Comment: In “The Fund’s Principal Investment Strategy” section, please disclose the approximate market capitalization range of the Index and confirm it will be consistent with an investor’s expectations for a small-capitalization index.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes the “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections discuss the Fund’s focus on small-capitalization companies.

16.	Comment: Please provide a copy of the Index methodology white paper (email is fine).

Response: The Index methodology white paper will be provided supplementally.

17.	Comment: Please quantify the Index’s significant exposure to the financial sector. Also, to the extent that tracking the Index will result in the Fund concentrating in one or more industries, please explain if they are the same as the prior index.

Response: The Registrant believes the term “significant portion” is appropriate and therefore the disclosure has not been revised. As of December 9, 2016 more than 25% of both the prior index and the new index consisted of companies in the financial sector.

18.	Comment: With respect to the Fund’s principal strategy, given the focus on small capitalization issuers with low volatility characteristics, please explain in greater detail how the liquidity-related screens work. Also, please explain how the Adviser became comfortable that there would be sufficient liquidity in the underlying shares to enable the arbitrage mechanism to work.

Response: To be included in the SSGA US Small Cap Low Volatility Index, securities must meet the following liquidity screens: six-month average daily trading volume of at least 250,000 shares and a free float factor greater than 50% as of the Index rebalance date. When determining the methodology for the Index, the Adviser consulted industry participants such as investment strategists and institutional clients and also considered its prior experience managing similar portfolios in order to design an index it believed would permit an exchange-traded fund tracking the Index to operate in an efficient and effective manner.

19.	Comment: The Staff notes the inclusion of “Valuation Risk” as a principal risk of the Fund. Given the nature of the Fund’s investments, please explain why potentially a large portion of the Fund’s portfolio may be valued on factors other than market quotes.

Response: The Registrant believes that a large portion of the Fund’s portfolio may potentially be valued on the basis of factors other than market quotations during periods of market turmoil or reduced liquidity. The Registrant believes this is appropriately discussed in the first two sentence of the “Valuation Risk” discussion below.

Some portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations. This may occur more often in times of market turmoil or reduced liquidity.

20.	Comment: In the “Average Annual Total Returns” discussion on page 9, please confirm the December 13, 2016 date is not meant to be December 31, 2016.

Response: The Registrant confirms that the effective date of the index change was December 13, 2016.

21.	Comment: In the “Borrowing Money” discussion within the “Non-Principal Strategies” section on page 11, please list the names of the funds that may engage in reverse repurchase agreements instead of saying “certain funds.”

Response: The sentence has been revised as follows:

~~Certain~~ Each Fund~~s~~ may also invest in reverse repurchase agreements, which are considered borrowings under the 1940 Act.

SPDR Bloomberg Barclays Convertible Securities ETF

22.	Comment: The Staff notes the disclosure in “The Fund’s Principal Investment Strategies” section indicating convertible bonds are bonds that may be exchanged at the option of the holder. Please confirm whether the Index includes bonds that are convertible at the issuer’s election or upon the occurrence of specified events, such as a failure to maintain capital ratios. Also, please explain whether the Index ever exercises a conversion feature.

Response: The Index may include bonds that are convertible at the issuer’s election. The principal investment strategy has been updated as follows to clarify:

Convertible bonds are bonds that can be exchanged, at the option of the holder or issuer, for a specific number of shares of the issuer’s equity securities ~~preferred stock (“Preferred Securities”) or common stock~~.

The Index does not have the ability to and, therefore, will not exercise a conversion feature.

23.	Comment: Based on Fund holdings, it appears the Index includes convertible bonds and preferred equity securities. Please confirm. If so, please revise the principal investment strategy to reference both and revise the principal risks discussion to reference any material risks associated with each investment type.

Response: The Index may include both convertible bonds and convertible preferred stock. The principal investment strategy has been updated as follows below to clarify. The Registrant notes that the principal risks currently include a discussion of preferred securities risk.

The Index is designed to represent the market of U.S. convertible securities, such as convertible bonds and convertible preferred stock. Convertible bonds are bonds that can be exchanged, at the option of the holder or issuer, for a specific number of shares of the issuer’s equity securities ~~preferred stock (“Preferred Securities”) or common stock~~. Convertible preferred stock is preferred stock that includes an option for the holder to convert to common stock.

24.	Comment: If a material portion of the Index consists of junk rated on unrated issuers, please revise the principal risks discussion to address such risks.

Response: The Index may include below investment grade or unrated securities. The Registrant has added the following sentence to the principal investment strategies:

The Index may include investment grade, below investment grade and unrated securities.

In addition, the Registrant has added a discussion of below investment-grade securities risk to the principal risks.

SPDR Bloomberg Barclays High Yield Bond ETF

25.	Comment: With respect to the principal strategy, please explain why securities with economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index are included in the 80% investment policy. In responding, please explain how the language is consistent with any exemptive order and clarify which securities you are referring to.

Response: The disclosure noted is consistent with the Registrant’s exemptive relief.2 In particular, the Registrant’s application for exemptive relief states (emphasis added): “at all times, [the] Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Index.” Examples of investments that have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index may include depository receipts and TBA transactions.

***************

[2]	SSgA Funds Management, Inc., et al., Investment Company Act Release No. IC-27839 (May 25, 2007), amending SSgA Funds Management, Inc. et al., Investment Company Act Release No. IC-27543 (Nov. 1, 2006).

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc: Josh	Weinberg, Esq.

W. John McGuire, Esq.